EXHIBIT 8.1

      List of Subsidiaries of Ryanair Holdings plc:

      Name                                                     Effective date of
                                                           acquisition/incorporation                  Jurisdiction of Incorporation

      Ryanair Limited...............                            August 23, 1996                   Ireland
                                                                 (acquisition)


      Darley Investments Limited*...                            August 23, 1996                   Ireland
                                                                 (acquisition)


      Ryanair.com Limited*..........                            August 23, 1996                   Ireland
                                                                 (acquisition)


      Coinside Limited*.............                             August 8, 2006                   Ireland
                                                                (incorporation)

      *     These subsidiaries are wholly owned by Ryanair Limited, which is, in turn, wholly owned by Ryanair Holdings plc.